UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                         Mezzacappa Long/Short Fund, LLC
                       (Name of Subject Company (Issuer))
                         Mezzacappa Long/Short Fund, LLC
                       (Name of Filing Person(s) (Issuer))
                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                              Christopher S. Nagle
                           Mezzacappa Management, LLC
                          630 Fifth Avenue, Suite 2600
                               New York, NY 10111
                                 (212) 332-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))
                                 With a copy to:
                             Stephen Rosenberg, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                900 Third Avenue
                               New York, NY 10022
                                October 25, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


Transaction Valuation:    $9,910,929 (a)      Amount of Filing Fee:    $1,167(b)

(a)  Calculated as the aggregate maximum value of Interests being purchased.
(b)  Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $1,167
Form or Registration No.:           Schedule TO
Filing Party:                       Mezzacappa Long/Short Fund, LLC
Date Filed:                         October 25, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission by Mezzacappa Long/Short Fund, LLC, a Delaware limited liability company (the "Fund"), relating to an offer (the "Offer") to purchase up to 5% of the outstanding limited liability company interests of the Fund (the "Interests"), upon the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C on October 25, 2005.

         This is the final amendment to the Statement and is being filed to report the results of the repurchase offer. The following information is furnished pursuant to rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. The Fund offered to purchase up to five percent (5%) of its Interests as were properly tendered, or a portion thereof, and not withdrawn no later than 12:00 midnight, Eastern time, on November 21, 2005.

2. As of November 21, 2005, members of the Fund ("Members") validly tendered Interests, or portions thereof, in an aggregate amount of $1,500,000 and did not withdraw these tenders prior to the expiration of the Offer. The Fund accepted these validly tendered Interests and portions of Interests for purchase in accordance with the terms of the Offer.

3. The net asset value of the Interests or portions thereof tendered pursuant to the Offer will be calculated as of December 31, 2005.

4. The payment of the purchase price of the Interests or portions thereof tendered was made in the form of a non-interest bearing, non-transferable promissory note (the "Note") issued on November 21, 2005 to each Member whose tender the Fund accepted for purchase. The promissory note issued entitles such Member to receive payment in cash and/or securities for which market quotations are readily available (the "Initial Payment") which will be paid to the member no less than fifteen (15) days after December 31, 2005. The Note will also entitle the Member to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire transferred directly to an account designated by the Member.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                                 MEZZACAPPA LONG/SHORT FUND, LLC




                                                 By:      /S/ CHRISTOPHER NAGLE
                                                          ----------------------
                                                 Name:    Christopher Nagle
                                                 Title:   Secretary
Dated: December 15, 2005